Form 40-F
period 2021-12-31
CI Financial Corp.
filed 2022-03-31
CIK 1829948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021            Commission File Number 001-39684

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
The Registrant had 197,422,270 Common Shares issued and outstanding as of December 31, 2021.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                      ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F and the exhibits attached hereto (this “Annual Report”) are forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Management” in the Management’s Discussion & Analysis for the year ended December 31, 2021 (“MD&A”) of CI Financial Corp. (“CI,” “we,” “our” or the “Company”), attached as Exhibit 99.2 to this Annual Report and incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. Please also see the section “Forward-Looking Information” in our Annual Information Form for the year ended December 31, 2021 (“AIF”) and page 4 of the MD&A, attached as Exhibits 99.1 and 99.2, respectively, to this Annual Report, in each case, incorporated by reference herein, for a discussion of forward-looking statements. Except as required by applicable law, the Company does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.
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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the daily average exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.2732. The exchange rate of Canadian dollars into United States dollars, on December 31, 2021, based upon the daily average exchange rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.2678.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Evaluation of disclosure controls and procedures. The Company’s Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting (as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act in order to provide reasonable assurance that:
•material information relating to the Company has been made known to them;
•information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
•the reliability of financial reporting and the preparation of financial statements for external purposes is in accordance with IFRS.
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, as further described below.
B. Management’s annual report on internal control over financial reporting.

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures as well as internal controls over financial reporting was carried out under the supervision of the CEO and CFO. In making this evaluation, the CEO and the CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control — Integrated Framework (2013).
Based on this evaluation, they concluded, as of December 31, 2021, that the Company’s disclosure controls and procedures were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over December 31, 2021 financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In the context of the preparation of the Company’s first Sarbanes-Oxley certification, management determined it did not design and maintain effective controls with respect to the validation of the completeness and accuracy of interfaces, data inputs and information produced by the entity (“IPE”) used in the performance of various controls. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, manual and automated controls that are dependent on the completeness and accuracy of information derived from the affected information systems were ineffective because they could have been adversely impacted. In addition, there were a number of non-routine complex accounting matters arising from business combinations, including put or other exchange options and redeemable units. Although external advisors were engaged to address the volume and complexity of these arrangements, management determined that it did not design and maintain effective controls with respect to the accounting for and disclosure of these matters.
Notwithstanding the material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.
An assessment of the internal control over financial reporting of a recently acquired business is eligible for a one-year exclusion from management’s assessment in accordance with Securities and Exchange Commission (the “Commission”) Staff guidance. Accordingly, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excluded the internal controls of 17 companies which the Company acquired in 2021 (see note 2 to the Company’s audited consolidated financial statements). These 17 acquisitions represented, in aggregate, approximately 1.8% of the Company’s total consolidated assets and 6.0% of total consolidated revenues, as of and for the year ended December 31, 2021.
Management is actively implementing remediation efforts to address the material weakness identified above. Management is implementing processes to identify key interfaces, data inputs and IPEs and validate and document the accuracy and completeness of information used in the execution of internal controls over key spreadsheets and reports created from data extracted from the Company’s information systems. The Company will redesign controls as needed, including controls over the validation and documentation of IPE used in the performance of various controls. Where necessary, accuracy and completeness checks will be implemented. Management will also work with control owners to ensure the quality of evidence retained to support the completeness and accuracy of interfaces and IPEs is complete. With respect to the remediation of accounting for and disclosure of non-routine complex accounting matters, management is engaging the services of external advisors in addition to seeking additional resources for its financial accounting and reporting department.
The Company has and will continue to take actions to remediate the material weaknesses, but the weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above. The CEO and CFO do not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.
See “Controls and Procedures” in Management’s Discussion and Analysis for the year ended December 31, 2021, filed as Exhibit No. 99.2 to this Annual Report on Form 40-F (the “MD&A”).
C. Attestation report of the registered public accounting firm. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2021 has been audited by Ernst & Young LLP PCAOB ID No. 01263, an independent registered public accounting firm, as stated in their report, issued in Toronto, Ontario, Canada, which accompanies our audited consolidated financial statements for the year ended December 31, 2021, and is incorporated herein by reference.

D. Changes in internal control over financial reporting. During the period covered by this Annual Report, other than the material weaknesses described above, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. See “Disclosure Controls and Internal Controls over Financial Reporting” in the MD&A.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.
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
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2021. The Code is posted on the Company’s website at www.cifinancial.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company's website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021. See the section “External Auditors’ Service Fee” in our AIF, which section is incorporated by reference herein, for the total amount billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section “Pre-Approval Policies and Procedures” in our AIF, which section is incorporated by reference herein. One hundred percent of the audit-related fees, tax fees and all other fees billed to the Company by Ernst & Young LLP were approved by the Company’s audit and risk committee.

OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing Audit and Risk Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit and Risk Committee is comprised of William E. Butt, Brigette Chang-Addorisio and Tom P. Muir, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate.
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

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion & Analysis for the year ended December 31, 2021
99.3	Audited Consolidated Financial Statements for the year ended December 31, 2021
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Office pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ernst & Young LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 31, 2022    CI FINANCIAL CORP.
By:    /s/ Amit Muni
    Name:    Amit Muni
    Title:    Executive Vice President and Chief
Financial Officer